Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ANNOUNCES MONTHLY DISTRIBUTION OF C$0.38 PER TRUST UNIT FOR THIRD QUARTER 2007

Calgary, July 9, 2007 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces that a cash distribution of Cdn$0.38 per trust unit will be payable to unitholders for each of the months of July, August and September, 2007 as per the table below. This quarterly distribution declaration reflects Harvest’s commitment to sustainability, and is based on forecast commodity price levels and operating performance that are consistent with the current environment.

Record Date	Ex-Distribution Date	Payment Date	$Cdn Distribution Amount
July 23, 2007	July 19, 2007	August 15, 2007	$0.38
August 22, 2007	August 20, 2007	September 17, 2007	$0.38
September 24, 2007	September 20, 2007	October 15, 2007	$0.38

The Cdn$0.38 per unit is equivalent to approximately U.S.$0.36 per unit if converted using a Canadian/U.S. dollar exchange ratio of 1.05. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas, and complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Chief Financial Officer
Cindy Gray Manager, Investor Relations

Corporate Head Office:

Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca